                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*


                                   EXX INC
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                              (Name of Issuer)

               Common Stock Par Value $.01 Per Share, Class A
               Common Stock Par Value $.01 Per Share, Class B
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                       (Title of Class of Securities)

                             Class A: 269282109
                             Class B: 269282208
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                               (CUSIP Number)

                               David A. Segal
                                   EXX INC
                     1350 East Flamingo Road, Suite 689
                             Las Vegas, NV 89119
                               (702) 598-3223
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              November 22, 2004
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

CUSIP Nos.

Class A: 269282109; Class B: 269282208

==============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David A. Segal
==============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
2                                                                      (b) / /

==============================================================================
         SEC USE ONLY
3

==============================================================================
         SOURCE OF FUNDS (See Instructions)
4        Class A: PF
         Class B: SC
==============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5        ITEMS 2(d) or 2(e)                                                / /

==============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        United States

==============================================================================
                           SOLE VOTING POWER
                     7     Class A: 5,317,682
                           Class B: 524,678
                     =========================================================
   NUMBER OF               SHARED VOTING POWER
    SHARES           8     0
 BENEFICIALLY
   OWNED BY          =========================================================
     EACH                  SOLE DISPOSITIVE POWER
   REPORTING         9     Class A: 5,317,682
    PERSON                 Class B: 524,678
     WITH            =========================================================
                           SHARED DISPOSITIVE POWER
                     10    0

==============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       Class A: 5,317,682
         Class B: 524,678
==============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                            / /

==============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       Class A: 43.2%(1)
         Class B: 54.8%(1)
==============================================================================
         TYPE OF REPORTING PERSON
14       IN

==============================================================================

------------

         (1) Based upon 10,412,307 shares of EXX INC Class A Common Stock, $0.01 par value, and 858,093 shares of EXX INC Class B Common Stock, $0.01 par value, issued and outstanding as of November 1, 2004. Includes presently exercisable options to purchase 1,900,000 shares of Class A Common Stock and 100,000 shares of Class B Common Stock granted by EXX INC.


                                SCHEDULE 13D

ITEM 1.      SECURITY AND ISSUER:

         This statement relates to the Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share, of EXX INC, 1350 East Flamingo Road, Suite 689, Las Vegas, NV 89119.

ITEM 2.      IDENTITY AND BACKGROUND:

         (a) David A. Segal

         (b) EXX INC
             1350 East Flamingo Road, Suite 689
             Las Vegas, NV 89119

         (c) David A. Segal is Chairman of the Board, Chief Executive Officer and Chief Financial Officer of EXX INC.

         (d) During the past five years, David A. Segal has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, David A. Segal has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) David A. Segal is a citizen of the United States of America.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Mr. Segal purchased the shares of Common Stock reported hereby using personal funds.

ITEM 4.      PURPOSE OF TRANSACTION:

         EXX INC ("EXX") is the holding company resulting from the reorganization of SFM Corporation ("SFM") as approved by its shareholders at a special meeting on October 18, 1994 and effective on October 21, 1994. As part of the reorganization, each outstanding share of SFM Common Stock was converted into three shares of EXX Class A Common Stock and one share of EXX Class B Common Stock. Mr. Segal acquired Class A Common Stock and Class B Common Stock in EXX in respect of his ownership of SFM Common Stock as a result of the reorganization.


         Since the reorganization, David A. Segal acquired Class A Common Stock of EXX on the open market in the following transactions:

   Date of Acquisition        No. of Shares Acquired        Price per Share
   -------------------        ----------------------        ---------------
           9/8/04                      3,800                     $1.29
           9/8/04                      4,500                      1.30
           9/9/04                      3,900                      1.28
           9/9/04                      4,500                      1.29
           9/9/04                     16,900                      1.30
          9/10/04                      3,300                      1.30
          9/13/04                      4,500                      1.30
          9/14/04                        500                      1.29
          9/14/04                      7,900                      1.30
          9/15/04                      3,600                      1.29
         11/11/04                      9,000                      1.50
         11/12/04                      3,000                      1.46
         11/12/04                     14,000                      1.40
         11/15/04                      3,500                      1.38
         11/15/04                      3,400                      1.40
         11/15/04                      4,700                      1.45
         11/15/04                      5,000                      1.46
         11/22/04                     13,000                      1.49
         11/22/04                      1,800                      1.50
                                     -------
                       Total         110,800
                                     =======

         Since the reorganization, Mr. Segal acquired 250,000 shares of EXX Class B Common Stock pursuant to a performance award granted to Mr. Segal by EXX and approved by the shareholders of EXX at its annual meeting on May 22, 2003.

         Subject to availability at prices deemed favorable, Mr. Segal may acquire additional EXX Class A Common Stock and/or Class B Common Stock from time to time in the open market, in privately negotiated transactions or otherwise. Mr. Segal also may dispose of shares of EXX Class A Common Stock and/or Class B Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above or elsewhere in this Schedule 13D, Mr. Segal has no oral or written agreement, understanding or arrangement for the purpose of acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER:

         (a) As a result of the facts set forth in Item 4, Mr. Segal may be deemed to be the beneficial owner of 5,317,682 shares of Class A Common Stock of EXX, representing 43.2% of the shares of such class issued and outstanding as of November 1, 2004 as contained in filings made by the Company with the Securities and Exchange Commission. Mr. Segal may be deemed to be the beneficial owner of 524,678 shares of Class B Common Stock of EXX, representing 54.8% of the shares of such class issued and outstanding as of November 1, 2004 as contained in filings made by the Company with the Securities and Exchange Commission. In addition, the number of shares beneficially owned by Mr. Segal includes presently exercisable options to purchase 1,900,000 shares of Class A Common Stock and 100,000 shares of Class B Common Stock granted by EXX INC.


         (b) Mr. Segal may be deemed to have sole voting and dispositive power with respect to 5,317,682 shares of Class A Common Stock, which shares represent 43.2% of the shares of such class issued and outstanding as of November 1, 2004 as contained in filings made by the Company with the Securities and Exchange Commission. Mr. Segal may be deemed to have sole voting and dispositive power with respect to 524,678 shares of Class B Common Stock, which shares represent 54.8% of the shares of such class issued and outstanding as of November 1, 2004 as contained in filings made by the Company with the Securities and Exchange Commission. In addition, the number of shares beneficially owned by Mr. Segal includes presently exercisable options to purchase 1,900,000 shares of Class A Common Stock and 100,000 shares of Class B Common Stock granted by EXX.

         (c) Mr. Segal acquired Class A Common Stock of EXX on the open market in the following transactions:

   Date of Acquisition            No. of Shares Acquired        Price per Share
   -------------------            ----------------------        ---------------
           9/8/04                          3,800                     $1.29
           9/8/04                          4,500                      1.30
           9/9/04                          3,900                      1.28
           9/9/04                          4,500                      1.29
           9/9/04                         16,900                      1.30
          9/10/04                          3,300                      1.30
          9/13/04                          4,500                      1.30
          9/14/04                            500                      1.29
          9/14/04                          7,900                      1.30
          9/15/04                          3,600                      1.29
         11/11/04                          9,000                      1.50
         11/12/04                          3,000                      1.46
         11/12/04                         14,000                      1.40
         11/15/04                          3,500                      1.38
         11/15/04                          3,400                      1.40
         11/15/04                          4,700                      1.45
         11/15/04                          5,000                      1.46
         11/22/04                         13,000                      1.49
         11/22/04                          1,800                      1.50
                                         -------
                           Total         110,800
                                         =======

         Mr. Segal acquired 250,000 shares of EXX Class B Common Stock pursuant to a performance award granted to Mr. Segal by EXX and approved by the shareholders of EXX at its annual meeting on May 22, 2003.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         Not applicable.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS:

         Not applicable.





                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 26, 2004

                                               /s/ David A. Segal
                                               -----------------------
                                               David A. Segal